Ensource Energy Income Fund LP
7500 San Felipe, Suite No. 440
Houston, Texas 77063
October 2, 2006
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ensource Energy Income Fund LP Application for Withdrawal of Registration Statement on Form S-4 File No. 333-126068 Filed June 23, 2005
Ladies and Gentlemen:
     Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ensource Energy Income Fund LP, a Delaware limited partnership (the “Partnership”), hereby respectfully requests that its Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2005 (File No. 333-126068), together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
     The Registration Statement was originally filed with the Commission in connection with a proposed public offering of the Partnership’s common units representing limited Partnership interests (its “Units”) in connection with its proposed exchange and tender offering for the outstanding depositary units of Eastern American Natural Gas Trust (the “Offer”). The Partnership requests that the Registration Statement be withdrawn because the Partnership (i) did not consummate the Offer as a result of the unmet minimum tender condition, and (ii) has determined not to proceed with the public offering of its Units at this time. The Registration Statement has been declared effective by the Commission. However, we confirm that no Units have been or will be sold or exchanged pursuant to the Registration Statement.
     Thank you in advance for your consideration. Please provide a copy of the order granting withdrawal of the Registration Statement to Tim Langenkamp by fax at (713) 238-7288. If you have any questions regarding this letter, please call Mr. Langenkamp at (713) 220-4357.

Very truly yours,
/s/ Scott W. Smith
Scott W. Smith, President and CEO
Ensource Energy LLC, general partner